    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1997

                                                       REGISTRATION NO. 333-____
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                   ________________________________________
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                   ________________________________________
                              DISCREET LOGIC INC.
            (Exact  Name of Registrant as specified in its charter)

          QUEBEC                                     98-0150790
  (State or Other Jurisdiction                     (I.R.S. Employer
of Incorporation or Organization)               Identification Number)

                                10 DUKE STREET
                               MONTREAL, QUEBEC
                                CANADA H3C 2L7
                                (514) 393-1616
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                             _____________________
                             CT CORPORATION SYSTEM
                                2 OLIVER STREET
                          BOSTON, MASSACHUSETTS 02109
                                (617) 482-1868
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)
                             _____________________
                                  Copies to:

 FRANCOIS PLAMONDON                                   MARK J. MACENKA, ESQ.
 DISCREET LOGIC INC.                             TESTA, HURWITZ & THIBEAULT, LLP
  10 DUKE STREET                                        HIGH STREET TOWER
  MONTREAL, QUEBEC                                       125 HIGH STREET
   CANADA H3C 2L7                                  BOSTON, MASSACHUSETTS  02110
   (514) 393-1616                                        (617) 248-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   [_]

  If any of the securities being offered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [_]
                             _____________________

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
Title of Shares                                           Proposed Maximum           Proposed Maximum        Amount of Registration
to be Registered          Amount to be Registered     Offering Price Per Share   Aggregate Offering Price             Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Shares, without
par value per share....         555,000 shares               $23.81(1)                 $13,214,550.00               $4,004.40

====================================================================================================================================

(1)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and based upon the average high and low price per share as reported on the Nasdaq National Market on August 27, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                  PROSPECTUS

                 SUBJECT TO COMPLETION, DATED AUGUST 29, 1997


                              DISCREET LOGIC INC.

--------------------------------------------------------------------------------

                                555,000 Shares
                                 Common Shares

--------------------------------------------------------------------------------

     This Prospectus relates to the sale of up to an aggregate of 555,000 shares (the "Shares") of Common Shares, without par value per share (the "Common Shares"), of Discreet Logic Inc., a Quebec corporation ("Discreet" or the "Company"), by certain shareholders of the Company (collectively, the "Selling Stockholders"). The Selling Stockholders may sell the Shares at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution." The Selling Stockholders and certain persons who purchase shares from them including broker-dealers acting as principals who may resell the Shares, may be deemed "underwriters," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares. The Company is responsible for the expenses incurred in connection with the registration of the Shares. The Selling Stockholders will pay or assume brokerage commissions or other similar charges incurred in the sale of the Shares. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     The Company's Common Shares are listed on the Nasdaq National Market under the symbol "DSLGF." On August 27, 1997, the last reported sale price for the Common Shares on the Nasdaq National Market was $23.94.

                             _____________________

       AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                             _____________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                             _____________________

                The date of this Prospectus is          , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 73 Tremont Street, Suite 600, Boston, Massachusetts 02108-3912. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. The Common Shares of the Company are quoted on the Nasdaq National Market and such material may also be inspected and copied at the offices of the National Association of Security Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act, with respect to the Common Shares offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Shares offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference as of their respective dates (Commission File No. 0-26100):

     1. The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996;

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1996;

     3. The Company's Quarterly Report on Form 10-Q for the two month period ended December 31, 1997;

     4.  The Company's Current Report on Form 8-K dated January 9, 1997;

     5. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     6. The Company's Current Reports on Form 8-K dated June 12, 1997 and July 30, 1997; and

     7. The description of the Company's Common Shares contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act on May 18, 1995.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any prospectus supplement shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents described above (other than exhibits to such documents). Requests for such copies should be directed to Giovanni Tagliamonti, Corporate Controller, Discreet Logic Inc., 10 Duke Street, Montreal, Quebec, Canada H3C 2L7, telephone (514) 393-1616. Unless the context otherwise requires, references in the Prospectus to the "Company," "Discreet" or "Discreet Logic," refer to Discreet Logic Inc. and its subsidiaries.

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  TRADEMARKS

     DISCREET LOGIC, DENIM, D-VISION, FIRE, FLAME, FLINT, FROST, ILLUMINAIRE, INFERNO, OnLINE, SPARKS, STONE + WIRE, VAPOUR and WIRE are trademarks of the Company. This Prospectus also includes trademarks and trade names of other companies.

                                  THE COMPANY

     Discreet Logic Inc. develops, assembles, markets and supports non-linear, digital systems and software for creating, editing and compositing imagery and special effects for film and video. The Company's systems and software are utilized by creative professionals for a variety of applications, including feature films, television programs, commercials, music videos, interactive game production and live broadcasting. Discreet Logic's systems have played key roles in the creation of special visual effects for recent films such as Forrest Gump, Independence Day, The Fifth Element, Batman & Robin, Contact and Air Force One; television programs and special events such as ABC's "World News Tonight with Peter Jennings" and the 1996 U.S. Presidential elections on ABC and CBS; music videos by artists including U2, REM, Rolling Stones and The Beatles; and commercials for clients such as Nike, Pepsi, AT&T and McDonald's.

     The Company believes that creative professionals in the film and video industries require systems and software that can integrate and simplify their work, enabling them to devote more time to creative activities and less time to technical tasks. Discreet Logic has traditionally offered turnkey systems comprised of the Company's proprietary software utilizing workstations manufactured by Silicon Graphics, Inc. (''SGI''), scaleable disk arrays and other peripherals. Through two recent acquisitions, the Company now offers editing software which runs on the Microsoft Windows NT operating system and special effects software which runs on the Microsoft Windows NT and Apple Macintosh operating systems. The Company's systems and software provide digital solutions for creative professionals to input, create, manipulate, store and output images in an integrated production environment. These systems can be linked to enable users to collaborate and manage data more efficiently. In addition, by utilizing general purpose workstation technology, the Company's systems and software integrate more easily with third party software systems and devices.

     Discreet Logic's systems and software are focused towards three markets: special effects, editing and broadcast production. The Company's systems include its FLAME, FLINT, INFERNO, FIRE, VAPOUR and FROST systems. The Company's FLAME system is used to create, edit and composite special visual effects in an on-line, real-time environment, providing instant feedback to the creative professional. The Company's FLINT system contains virtually the same special visual effects features as FLAME, but runs in a non-real-time environment. The Company's INFERNO system is an on-line, real-time digital system providing all of the features of FLAME with increased film resolution and color control. The Company's FLAME, FLINT and INFERNO systems run on SGI platforms, are resolution independent and allow users to work on uncompressed images from a variety of media sources in the full range of resolutions necessary for film and video (including
HDTV). The Company's FIRE system runs on an SGI platform and is an uncompressed, on-line, non-linear digital video editing system with limited special effects capabilities. Commercial shipments of FIRE systems, including software and hardware, began in October 1996. In the broadcast production market, the Company offers VAPOUR, a computer-based, integrated graphics system, which is used to create computer generated locales, also known as virtual sets, for news, sports and entertainment programming, and FROST, a set of modeling, animation and rendering tools for the creation and manipulation of 3D environments for broadcast companies. The Company sells its systems and software worldwide through a direct sales force as well as through distributors. The Company's software-only products include its recently acquired ILLUMINAIRE product line and OnLINE product. The Company's ILLUMINAIRE product line consists of Microsoft Windows NT and Apple Macintosh based paint and compositing software for producing effects, interactive content and graphics design. The Company's OnLINE product is a non-linear video and digital media editing software product that runs on the Microsoft Windows NT operating system.

     Discreet Logic's strategy is to maintain and enhance its position as a leading provider of digital systems by continuing to develop, integrate and support complete systems that include applications, networking and communications software, workstations, disk arrays and other peripherals. In addition, Discreet is pursuing a strategy to develop a business model of selling software across Apple Macintosh, Microsoft Windows NT and UNIX operating systems, in addition to its existing fully integrated real-time turnkey systems solutions. The Company seeks to further expand the range of creative professionals served by the Company and, by leveraging its technology base, customer relationships and existing reputation, extend its product line to include other aspects of the content creation process. There can be no assurance that the Company will be successful in pursuing its systems and software market strategy, expanding its user base or extending its product line. See "Risk Factors--Risks Associated with Product Development Introductions and Announcements," "--Single Market for Company's Systems; Risks Associated with Expansion into New Markets," "--Competition," "--Potential Risks Associated with Acquisitions," "--Potential Distribution Channel Conflict," "--Limited Protection of Proprietary Technology; Risk of Third Party Infringement Claims," and "--Reliance on Sole Source Providers."

     The Company's principal executive offices are located at 10 Duke Street, Montreal, Quebec, Canada H3C 2L7 and its telephone number at such address is
(514) 393-1616.

                              RECENT DEVELOPMENTS

     The following Recent Developments section contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

LITIGATION SETTLEMENT AGREEMENT-IN-PRINCIPLE

     On May 29, 1996, June 13, 1996 and April 29, 1997 certain of the Company's shareholders filed class action lawsuits alleging violations of federal securities laws and other claims against the Company and certain of its officers and directors. The three lawsuits were filed in the Superior Court of the State of California, the United States District Court, District of Massachusetts and the United States District Court, Northern District of California, respectively. On August 12, 1997 the Company announced that it had reached an agreement-in-principle to settle all three of the shareholder class action litigations. The proposed $10.8 million settlement would require Discreet Logic to contribute approximately $7.4 million from its own funds, with the remainder provided by insurance. The settlement is subject to final determination (based on United States/Canadian currency exchange rates) as to the contribution to be made by Discreet Logic's insurance carrier, to the signing of a definitive agreement, to adequate shareholder participation, and to final court approval of the proposed settlement. There can be no assurance that the settlement will be consummated and that the Company will not have to continue its defense of the lawsuits.

RECENT FINANCIAL RESULTS

     The following tables and information sets forth certain unaudited financial data of the Company for the periods indicated.



                         STATEMENTS OF OPERATIONS DATA
      (All amounts in thousands of U.S. dollars, except for share dates)

                                 Three Months Ended   Three Months Ended     Twelve Months Ended   Eleven Months Ended
                                    July 31, 1996        June 30, 1997          July 31, 1996         June 30, 1997
Total Revenues                         $ 19,052             $ 34,784              $ 83,997              $101,924
Net Loss                               $(24,600)            $(10,947)             $(44,141)             $ (6,756)
Net Loss per common share              $  (0.89)            $  (0.39)             $  (1.64)             $  (0.24)

     Total revenues for the quarter ended June 30, 1997 were $34.8 million as compared with revenues of $19.1 million for the quarter ended July 31, 1996. Net income for the quarter ended June 30, 1997 was $5.4 million, or $0.18 per share, on a fully diluted basis, excluding a $9.8 million write-off of purchased in process research and development resulting from the acquisition of Denim Software L.L.C. ("Denim") and excluding a $6.5 million charge related to the tentative settlement of three class action securities lawsuits in which the Company is named as a defendant. Net loss for the quarter ended June 30, 1997 including these charges was $10.9 million, or $0.39 per share. For the quarter ended July 31, 1996, the Company reported a net loss of $11.2 million, or $0.40 per share, excluding a $15.0 million restructuring charge and related tax effects.

     Total revenues for the eleven month period ended June 30, 1997 were $101.9 million. For the twelve month period ended July 31, 1996, total revenues were $84.0 million. Net income for the eleven month fiscal year ended June 30, 1997 was $9.5 million, or $0.32 per share, excluding the $9.8 million write-off of purchased in process research and development resulting from the acquisition of Denim and excluding the $6.5 million charge related to the tentative settlement of three class action securities lawsuits in which the Company is named a defendant. Net loss for the fiscal year ended June 30, 1997 including these charges was $6.8 million, or $0.24 per share. For the twelve month period ended July 31, 1996, the Company reported a net loss of $22.2 million, or $0.83 per share, excluding an $8.5 million write-off of purchased research and development resulting from an acquisition, and excluding a $15.0 million restructuring charge and related tax effects.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
       (All amounts in thousands of U.S. Dollars, except for share data)


                                                                  (audited)
                 ASSETS                                            July 31,   June 30,
                                                                     1996       1997
                                                                   ---------  ---------
Current Assets:
     Cash and cash equivalents...................................  $ 21,658   $ 31,668
     Accounts receivable (less reserves for doubtful accounts)...    16,074     26,893
     Inventory
        Resale...................................................    11,556     10,867
        Demonstration............................................     4,274      3,054
     Income taxes receivable.....................................     3,191        448
     Other current assets........................................     3,640      3,889
                                                                   --------   --------
                                                                     60,393     76,819
Property and equipment less accumulated depreciation and
   amortization..................................................    10,037      7,728
Deferred income taxes............................................     4,722      3,489
Other assets.....................................................     1,140      2,660
Assets held for resale...........................................     3,856      5,248
                                                                   --------   --------
                                                                   $ 80,148   $ 95,944
                                                                   ========   ========
             LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts payable and accrued expenses.......................  $ 28,950   $ 44,086
     Deferred revenue............................................     4,770      8,103
     Income taxes payable........................................        --      4,734
     Customer deposits...........................................     2,618      1,359
     Due to related parties......................................        25         --
                                                                   --------   --------
                                                                     36,363     58,282
Deferred income taxes............................................     1,442        713
                                                                   --------   --------
Shareholders' equity:
     Preferred shares no par value
        Authorized-unlimited number of shares
        Issued and outstanding-none
     Common shares no par value
        Issued and outstanding 27,699, 426 shares at
          July 31, 1996 and 28,117,415 at June 30, 1997..........    78,923     80,402
     Accumulated deficit.........................................   (35,883)   (42,639)
     Cumulative translation adjustment...........................      (697)      (814)
        Total shareholders' equity...............................    42,343     36,949
                                                                   --------   --------
                                                                   $ 80,148   $ 95,944
                                                                   ========   ========

RECENT ACQUISITIONS

     Denim Software, L.L.C.. Acquisition. On June 12, 1997, the Company, through its wholly-owned subsidiary 3380491 Canada Inc. ("Acquisition Sub"), acquired substantially all of the assets and assumed certain liabilities of Denim Software L.L.C., a Delaware limited liability company ("Denim"), pursuant to the terms of an Asset Purchase Agreement dated as of June 12, 1997 among Acquisition Sub, Denim, Sam Khulusi, Frank Khulusi, Westco Denim Investments Group, Ltd., a California limited partnership, and Frank Khulusi Family Limited Partnership, a California limited partnership. The purchased assets consisted primarily of Denim software products, including ILLUMINAIRE Paint, ILLUMINAIRE Composition and ILLUMINAIRE Studio, and related know-how and goodwill. The aggregate purchase price for the assets was comprised of (i) approximately $9,126,000 in cash, (ii) the assumption of certain enumerated liabilities in an amount equal to no more than approximately $2,209,000 in the aggregate, and (iii) the assumption of certain on-going obligations under certain existing contracts of Denim. The approximately $9,126,000 cash consideration and approximately $655,000 with respect to certain assumed liabilities were paid at closing. The cash used by the Company to fund the acquisition was derived primarily from cash flow from operations. The transaction was accounted for as a purchase. The Company incurred a one-time charge of $9,800,000, or $0.35 per share, for in-process research and development, purchased and expensed in its fourth fiscal quarter ended June 30, 1997. The terms of the transaction and the consideration received by Denim were the result of arms-length negotiations between the representatives of Discreet and Denim. Denim develops Apple Macintosh and Microsoft Windows NT - based paint and compositing software for producing effects, interactive content and graphics design.

     D-Vision Systems, Inc. Acquisition. On July 15, 1997, the Company acquired all of the outstanding shares of capital stock of D-Vision Systems, Inc. ("D-Vision"), an Illinois corporation, pursuant to a Stock Purchase Agreement dated as of July 10, 1997 among the Company, D-Vision, the former stockholders of D-Vision (the "Selling Stockholders") and certain other individuals (the "D-Vision Acquisition"). As a result of the D-Vision Acquisition, the Company acquired the D-Vision OnLINE and PRO software products for non-linear video and digital media editing solutions including related know-how and goodwill. The purchase price was paid in a combination of 555,000 newly issued Discreet Common Shares and approximately $10,750,000 in cash. In addition, approximately $4,000,000 of the cash consideration is being held in escrow until September 30, 1999, subject to
(i) earlier release from escrow of up to $1,900,000 on September 30, 1998 and
(ii) the resolution of any indemnification claims made by the Company pursuant to the Stock Purchase Agreement. The D-Vision Acquisition was accounted for as a purchase. A substantial portion of the purchase price, net liabilities of D-Vision and transaction costs was allocated to purchased in-process research and development for which the Company expects to incur a one-time charge against earnings in the range of $20,000,000 to $21,000,000, or $0.70 to $0.73 per share, in the quarter ending September 30, 1997. The terms of the transaction and the consideration received by the D-Vision stockholders were the result of arms-length negotiations between the representatives of Discreet and D-Vision. D-Vision develops Microsoft Windows NT - based non-linear editing solutions.

     Each Selling Stockholder represented to the Company, in connection with the D-Vision Acquisition, that such Selling Stockholder was acquiring the Shares from the Company without any present intention of effecting a distribution of those Shares. In recognition of the fact, however, that investors may want to be able to sell their shares when they consider appropriate, pursuant to a Registration Rights Agreement between the Company and the Selling Stockholders, the Company agreed to file with the Commission a registration statement on Form S-3 (of which this Prospectus is a part) to permit the public sale of the Shares by the Selling Stockholders from time to time and to use its best efforts to keep the registration statement effective until the earlier of the sale of the Shares pursuant to the registration statement or ninety (90) days after the effective date of the registration statement (subject to extension for any period of time that sales of Shares pursuant to the registration statement may be suspended by the Company). The Company will prepare and file such amendments and supplements to the registration statement as may be necessary to keep it effective until the earlier of the sale of all Shares pursuant to the registration statement or until ninety (90) days after the effective date of the registration statement (subject to extension for any period of time that sales of Shares pursuant to the registration statement may be suspended by the Company).

     The acquisition of the ILLUMINAIRE products and D-Vision is part of Discreet's new multi-platform software initiative which includes the formation of two new product development groups: the Discreet Logic Systems Group and the Discreet Logic Software Group. The new product organization is part of Discreet's strategy to develop a comprehensive business model of selling software across Apple Macintosh, Microsoft Windows NT and UNIX operating systems, in addition to its existing fully integrated real-time turnkey systems solutions. See "Risk Factors--Potential Risks Associated with Acquisitions."

                                 RISK FACTORS

           An investment in the shares of Common Stock offered hereby involves a high degree of risk. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in these forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following factors should be carefully considered by prospective investors when evaluating an investment in the Company's securities.

     Risks Associated with Product Development Introductions and Announcements.
     --------------------------------------------------------------------------
     The markets for the Company's systems and software are characterized byevolving industry standards, changing technologies and frequent new product introductions. The Company's future success will depend in part upon its ability to enhance its existing systems and software and to develop and introduce new products and features which meet changing customer requirements and emerging industry standards on a timely basis. In addition, in connection with the Company's recent acquisitions, the Company must integrate the D-Vision OnLINE product and the Denim ILLUMINAIRE products into its product line and operations. There can be no assurance that the Company will be able to successfully integrate these newly acquired products into its current product line in a timely manner, if at all. The Company has from time to time experienced delays in introducing new products and product enhancements and there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements. In addition, there can be no assurance that such new products or product enhancements will meet the requirements of the marketplace and achieve market acceptance. Any such failure could have a material adverse effect on the Company's business and results of operations. Furthermore, products such as those offered by the Company may contain undetected or unresolved software errors when they are first introduced or as new or enhanced versions are released. The Company has in the past discovered software errors in certain of its new products and product enhancements. There can be no assurance that, despite significant testing by the Company, software errors will not be found in new products and product enhancements after commencement of commercial shipments, resulting in delays in or loss of market acceptance. In addition, from time to time the Company or others may announce products, features or technologies which have the potential to shorten the life cycle of or replace the Company's then existing products. Such announcements could cause customers to defer the decision to buy or determine not to buy the Company's products or cause the Company's distributors to seek to return products to the Company, any of which would have a material adverse effect on the Company's business and results of operations. In addition, product announcements by SGI and others in the past have caused customers to defer the decision to buy or determine not to buy the Company's products. See "Dependence on Single Workstation Vendor." In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete

     Single Market for the Company's Systems; Risks Associated with
     --------------------------------------------------------------
     Expansion into New Markets.  To date, the Company's products have been
     --------------------------
purchased primarily by creative professionals for use in production and post-production in the film and video industries. In order for the Company to achieve sustained growth, the market for the Company's systems and software must continue to develop and the Company must expand this market to include additional applications within the film and video industries and develop new products for use in related markets. The Company recently announced its multi-platform software initiative to develop and market software across Apple Macintosh, Microsoft Windows NT and UNIX operating systems, in addition to its existing real-time turnkey systems solutions, targeted at two new market segments: institutional customers and prosumers

(professional consumers). While the Company believes that the market recognition which it has achieved through sales of FLAME, FLINT, INFERNO and FIRE systems to creative professionals will facilitate its marketing efforts in new markets, there can be no assurance that the Company will be able to successfully develop and market systems and software for other markets, or, if it does so, that such systems and software will be accepted at a rate, and in levels, sufficient to maintain growth. Further, the distribution channels, technical requirements and levels and bases of competition in other markets are different than those in the Company's current market and there can be no assurance that the Company will be able to compete favorably in those markets.

     Competition.  The market in which the Company competes is characterized by
     -----------
intense competition. In the real-time segment of the special effects market, the Company's FLAME system competes with Quantel Limited's ("Quantel") Henry. In certain applications in the non-real-time segment of the market the Company's FLINT system competes with Avid Technology, Inc.'s ("Avid") Illusion. The Company's INFERNO system competes with Quantel's Domino and Eastman Kodak Company's ("Kodak") Cineon. The Company's FIRE system competes with Quantel's Editbox and Sony Corporation's ("Sony") range of proprietary editing equipment. In addition, the Company expects that the products gained from the Denim and D-Vision acquisitions will compete with Adobe Systems Incorporated's ("Adobe") special effects products and Avid's and Media 100 Inc.'s range of editing products. Many of the Company's current and prospective competitors, including Quantel, Kodak, Sony, Adobe and Avid, have significantly greater financial, technical, manufacturing and marketing resources than the Company. Moreover, these companies may introduce additional products that are competitive with those of the Company, and there can be no assurance that the Company's products would compete effectively with such products. In addition, as personal computers become more powerful, software suppliers may be able to introduce products for personal computers that would be competitive with the Company's products in terms of price and performance for professional users.

     The Company believes that its ability to compete depends on elements both within and outside its control, including the success and timing of new product development and introduction by the Company and its competitors, product performance and price, distribution and customer support. There can be no assurance that the Company will be able to compete successfully with respect to these factors. Although the Company believes that it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by the Company in research and development, sales and marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to maintain such competitive advantages. In addition, as the Company enters new markets, distribution channels, technical requirements and levels and bases of competition may be different than those in the Company's current markets and there can be no assurance that the Company will be able to compete favorably. Furthermore, competitive pressures or other factors, including the Company's entry into new markets, may result in significant price erosion that could have a material adverse effect on the Company's business and results of operations.

     Potential Risks Associated with Acquisitions.  On June 12, 1997, the
     --------------------------------------------
Company acquired substantially all of the assets of Denim for (i) approximately $9,126,000 in cash, (ii) the assumption of certain liabilities in an amount equal to no more than approximately $2,209,000 in the aggregate and (iii) the assumption of certain ongoing obligations under certain existing contracts of Denim. On July 15, 1997, the Company acquired all of the outstanding capital stock of D-Vision for a purchase price of 555,000 newly issued Discreet Common Shares and approximately $10,750,000 in cash.

     There can be no assurance that the products and technologies acquired from these companies will be successful or will achieve market acceptance. In addition, with the acquisition of these two companies, the Company has for the first time entered the market with special effects software that runs on the Apple Macintosh and Microsoft Windows NT operating systems and editing software that runs on the Microsoft Windows NT operating system. In this market, the Company expects to confront competitors that have substantially greater financial, technical and marketing resources than the Company. Furthermore, the Company anticipates that products developed for these markets will initially be sold primarily through the Company's current distribution channels. No assurance can be given that the Company can successfully develop an effective distribution channel in such markets. Finally, there can be no assurance that the Company will not incur disruptions and unexpected expenses in integrating the operations of Denim and D-Vision with those of the Company.

     In the normal course of business, the Company evaluates potential acquisitions of businesses, products and technologies that would complement or expand the Company's business. There can be no assurance that the Company will be able to successfully negotiate, finance or integrate any such acquired businesses, products or technologies. Furthermore, the integration of an acquired business may cause a diversion of management time and resources. There can be no assurance that a given acquisition, when consummated, will not materially adversely affect the Company.

     Fluctuations in Quarterly Operating Results.  The Company believes that its
     -------------------------------------------
operating results could vary significantly from quarter to quarter. A limited number of system sales may account for a substantial percentage of the Company's quarterly revenue because of the high average sales price of such systems and the timing of purchase orders. Historically, the Company has generally experienced greater revenue during the period following the completion of the annual conference of the National Association of Broadcasters ("NAB"), which is typically held in April. The Company's expense levels are based, in part, on its expectations of future revenue. Therefore, if revenue levels are below expectations, particularly following NAB, the Company's operating results are likely to be adversely affected, as was the case for the three month periods ended April 30, 1996 and July 31, 1996. In addition, the timing of revenue is influenced by a number of other factors, including the timing of individual orders and shipments, other industry trade shows, competition, seasonal customer buying patterns, changes in customer buying patterns in response to platform changes and changes in product development, and sales and marketing expenditures. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are relatively fixed in the short term, variations in the timing of recognition of revenue could cause significant fluctuations in operating results from quarter to quarter and may result in unanticipated quarterly earnings shortfalls or losses. There can be no assurance that the Company will be successful in maintaining or improving its profitability or avoiding losses in any future period. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

     Dependence on Single Workstation Vendor.  The Company's FLAME, FLINT,
     ---------------------------------------
INFERNO, FIRE, VAPOUR and FROST systems currently include workstations manufactured by SGI. There are significant risks associated with this reliance on SGI and the Company may be impacted by the timing of the development and release of products by SGI, as was the case during fiscal 1996. In addition, there may be unforeseen difficulties associated with adapting the Company's products to future SGI products. The Company is an authorized master value added reseller ("VAR") of workstations manufactured by SGI. The Company's agreement with SGI is subject to annual renewal in May of each year and termination by SGI for cause. The agreement with SGI has been extended through October 1997 and the Company has no reason to believe that SGI will not renew such agreement. In addition, although the Company has no reason to believe that it will be unable to obtain sufficient quantities of SGI workstations on a timely basis or that its status as a master VAR will be changed, there can be no assurance that the Company will continue to be able to procure such workstations in sufficient quantities or on a timely basis or that SGI will continue to recognize the Company as a master VAR. The success of the Company also depends, in part, on the continued market acceptance of SGI workstations, in general, and by the professional film and video industries, in particular. Although the Company intends to continue to evaluate new hardware platforms and may adapt its products as technological advances and market demands dictate, and although the Company has now entered the market for special effects and editing software, the Company believes that it will continue to derive substantially all of its revenue for the foreseeable future from the sale and maintenance of systems designed to include SGI workstations. As a result, financial, market and other developments adversely affecting SGI or the sales of workstations, the introduction or acquisition by SGI of products which are competitive with those of the Company, or the unanticipated timing or pricing of SGI products that could cause customers to defer the decision to buy or determine not to buy the Company's then available products or systems, could have an adverse effect upon the Company's business and results of operations, as was the case for the three month period ended January 31, 1996. As a master VAR, the Company also obtains certain advance access to SGI technology in order to develop compatible systems and to modify and improve existing products. If the Company were unable to obtain such advance access, it could have an adverse impact on the Company's business and results of operations.

     International Revenues.   For fiscal 1994, 1995 and 1996, and the eleven
     ----------------------
months ended June 30, 1997 revenues from customers outside North America were approximately $4,048,000, $29,033,000, $47,711,000 and $52,235,000,
respectively, representing approximately 26%, 45%, 57% and 51%, respectively, of the Company's total revenues. During fiscal 1995, 1996 and the eleven months ended June 30, 1997, the Company expanded its direct sales force and distribution channels in Europe and the Pacific Rim at a greater rate than in North America which resulted in revenues from customers outside North America increasing at a significantly higher rate than revenues from customers inside North America. The Company expects that revenues from customers outside North America will continue to account for a substantial portion of its revenues. International sales are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates could affect product demand; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business and results of operations. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which the Company sells its products. To date, the Company has not engaged in exchange rate hedging activities to minimize the risks of such fluctuations. The Company may seek to implement hedging techniques in the future with respect to its foreign currency transactions. There can be no assurance, however, that the Company will be successful in such hedging activities.

     Limited Protection of Proprietary Technology; Risk of Third Party
     -----------------------------------------------------------------
     Infringement Claims.  The Company's success is dependent upon its
     -------------------
proprietary technology. Although the Company has one patent and has 74 patent applications on its technology, it relies principally on unregistered copyrights and trade secrets to protect its intellectual property. The Company generally seeks to enter into confidentiality agreements with its employees and license agreements with its distributors and to limit access to and distribution of its systems, software, documentation and other proprietary information. Until fiscal 1996, substantially all of the Company's systems were sold without written license agreements. There can be no assurance that the Company will not be involved in litigation with respect thereto or that the outcome of any such litigation might not be more unfavorable to the Company as a result of such omissions. Any such litigation could have a material adverse effect on the Company's business and results of operations. The Company uses both software and hardware keys with respect to its systems and software but otherwise does not copy-protect its systems and software. It may be possible for unauthorized third parties to copy the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. In addition, the laws of certain countries in which the Company's products are or may be distributed do not protect the Company's products and intellectual property rights to the same extent as the laws of Canada or the United States. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software products generally may increasingly become the subject of claims that such software products infringe the rights of others.

     Significant and protracted litigation may be necessary to protect the Company's intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. The Company attempts to ensure that its systems, software and processes do not infringe any existing proprietary rights of others and is not currently involved in any litigation with respect to intellectual property rights; however, there can be no assurance that third-party claims alleging infringements will not be asserted against the Company in the future. For example, the Company recently received a letter from Avid stating its belief that certain of the Company's recently acquired D-Vision products utilize inventions claimed in a patent on a media editing system. To the Company's knowledge, Avid has not initiated any suit, action, or other proceeding alleging any infringement by the Company of such patent. If infringement is alleged by Avid, or any other holder of protected intellectual property rights, the Company could be required to discontinue the use of certain software code or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation costs and expenses and to develop non-infringing technology or to obtain licenses to use the allegedly infringed technology. There can be no assurance that the Company would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially reasonable or acceptable to the Company. Moreover, there may be pending or issued patents that extend to the Company's products, which, together with the growing use of patents to protect technology, increase the risk that third parties may assert infringement claims against the Company in the future. There can be no assurance that a court to which any infringement claims are submitted would not find that the Company's products infringe any third party's intellectual property rights. Further, such litigation, regardless of its outcome, could result in substantial costs to and diversion of efforts by the Company. Litigation may also be necessary to enforce the Company's intellectual property rights. Any infringement claim or other litigation against or by the Company could have a material adverse effect on the Company's business and results of operations.

     Potential Distribution Channel Conflict.  The Company currently markets its
     ---------------------------------------
systems and software through its direct sales organization and through distributors. The Company further expects to increase its indirect channel as a result of the Denim and D-Vision acquisitions. This marketing strategy may result in distribution channel conflicts as the Company's direct sales efforts may compete with those of its indirect channels.

     Reliance on Sole Source Suppliers.  The Company is dependent on SGI as the
     ---------------------------------
Company's sole source for video input/output ("I/O") cards used in the Company's systems. The Company is also dependent on a single workstation vendor. See "Risk Factors--Dependance on Single Workstation Vendor." The Company also purchases electronic tablets manufactured by Wacom Technology Corporation ("Wacom") and believes that while alternative suppliers are available, there can be no assurance that alternative electronic tablets would be functionally equivalent or be available on a timely basis or on similar terms. The Company generally purchases sole source or other components pursuant to purchase orders placed from time to time in the ordinary course of business and has no written agreements or guaranteed supply arrangements with its sole source suppliers. The Company has experienced quality control problems and supply shortages for sole source components in the past and there can be no assurance that the Company will not experience significant quality control problems or supply shortages for these components in the future. The Company does not maintain an extensive inventory of these components, and an interruption in supply could have a material adverse effect on the Company's business and results of operations. Because of the Company's reliance on these suppliers, the Company may also be subject to increases in component costs which could adversely affect the Company's business and results of operations.

     The Company's OnLINE product requires, and can only be used with, a Targa videographic card manufactured by Truevision, Inc., which distributors customarily purchase and resell to end users as part of a turn-key system. The Company believes that while alternative suppliers are available, it would take a significant amount of time to integrate any such replacement cards with the Company's OnLINE product. There can be no assurance that alternative cards would be functionally equivalent or be available to distributors or users on a timely basis or at a similar price. An interruption in the supply or an increase in price of these cards to OnLINE software users could have a material adverse effect on the Company's business and results of operations.

     Management of Changing Business.  Since inception, the Company has
     -------------------------------
experienced substantial changes in its operations which have placed significant demands on the Company's management and administrative, operational and financial resources. In addition, the Company's ability to manage growth will require it to continue to implement and improve its operational, financial and management information systems, and to motivate and effectively manage an increasing number of employees. If the Company's management is unable to manage growth effectively, the quality of the Company's products, its ability to retain key personnel and its results of operations could be materially adversely affected.

     Dependence on Key Personnel.  The Company's success to date has  depended
     ---------------------------
to a significant extent upon a number of key management and employees. The loss of the services of one or more of these key employees could have a material adverse effect on the Company's business and results of operations. The Company believes that its future success will also depend in large part upon its ability to attract and retain highly skilled technical, management and sales and marketing personnel. Moreover, because the development, marketing and distribution of the Company's systems and software requires knowledge of film and video production and post-production, key technical personnel must be proficient in a number of disciplines. Competition for such technical personnel is intense, and the failure of the Company to hire and retain talented technical personnel or the loss of one or more key employees could have an adverse effect on the Company's business and results of operations.

     Because of the relative shortage of skilled professionals who possess knowledge of film and video production and post-production, the Company recruits a significant percentage of its personnel from other industry participants. From time to time, the Company receives notification from other industry participants demanding that the Company refrain from recruiting such participants' employees. Although the Company cannot predict what action these participants may take, it believes that any action taken by these participants with regard to these employees would not have a material adverse effect on the Company's business and results of operations.

     Control by Officers and Directors.  The Company's officers and directors,
     ---------------------------------
in the aggregate, owned beneficially approximately 42.6% of the Common Shares outstanding as of August 29, 1997. As a result, these shareholders, acting together, would effectively be able to control most matters requiring approval by the shareholders of the Company, including the election of a majority of the directors or the approval of significant corporate matters, including change of control transactions. The Company's charter provides for the issuance of Preferred Shares, the terms of which may be fixed by the Board of Directors. These factors could have the effect of delaying, deferring, dissuading or preventing a change of control of the Company

     Volatility of Stock Price.  The market price of the Common Shares
     -------------------------
could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products by the Company, its competitors or its suppliers and other events or factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many technology companies and that often have been unrelated or disproportionate to the operational performance of these companies. These fluctuations, as well as general economic and market conditions, may materially and adversely affect the market price of the Common Shares.

     Litigation.  On May 29, 1996, a lawsuit entitled Sandra Esner and
     ----------
Jerry Krim, On Behalf of Themselves and All Others Similar Situated, vs.
[. ..]Discreet Logic Inc., et al., case No. 978584, was filed in the Superior Court of the State of California, City and County of San Francisco. Named as defendants are the Company, certain of the Company's former and existing directors, officers, and affiliates, and certain underwriters and financial analysts. The plaintiffs purport to represent a class of all persons who purchased the Company's common stock between September 13, 1995, and May 1, 1996. The complaint alleges violations of California law through material misrepresentations and omissions, among other things. The Company believes the allegations in the complaint are without merit and has defended the lawsuit vigorously.

     On June 13, 1996, a lawsuit entitled Bruce Friedberg, On Behalf of Himself and All Others Similarly Situated, vs. Discreet Logic Inc., et al., civ. No. 96-11232-EFH, was filed in the United States District Court, District of Massachusetts. Named as defendants are the Company and certain of the Company's former and existing directors and officers. The plaintiff purports to represent a class of all persons who purchased the Company's common stock between November 14, 1995 and February 13, 1996. On October 11, 1996, the plaintiff filed an amended complaint which asserts substantially the same factual allegations as the first complaint and proposes the identical class period. The complaint alleges violations of United States Federal Securities law through material misrepresentations and omissions. The Company believes the allegations in the amended complaint are without merit and has defended the lawsuit vigorously.

     On April 29, 1997, a lawsuit entitled Anton Paparella, Sandra Esner and Geoffrey L. Sherwood, On Behalf of Themselves and All Others Similarly Situated vs. Discreet Logic Inc., et al., case No. C-97-1570, was filed in the United States District Court, Northern District of California. Named as defendants are the Company and certain of the Company's former and existing officers, directors and affiliates, and certain underwriters. The complaint asserts, in all material respects, the same factual allegations and proposes the same class period as the above-described California state court complaint filed in May 1996, except asserts claims under federal securities law instead of state law. The Company believes the allegations in the California federal complaint are without merit and has defended the lawsuit vigorously.

     On August 12, 1997 the Company announced that it had reached an agreement-in-principle to settle all three of the above shareholder class action litigations. The proposed $10.8 million settlement would require

Discreet Logic to contribute approximately $7.4 million from its own funds, with the remainder provided by insurance. The settlement is subject to final determination (based on U.S./Canadian currency exchange rates) as to the contribution to be made by Discreet Logic's insurance carrier, to the signing of a definitive agreement, to adequate shareholder participation and to final court approval of the proposed settlement. There can be no assurance that the settlement will be consummated and that the Company will not have to continue its defense of the lawsuits. Should the proposed settlement not be consummated or finally approved for any reason, the Company intends to defend the lawsuits vigorously.

                                USE OF PROCEEDS


     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Shares as of September __, 1997 and the number of Shares which may be offered for the account of the Selling Stockholders or their pledgees, donees, transferees, or other successors in interest from time to time. See "Plan of Distribution."


                                                  Shares           Shares         Shares
                                              Beneficially       To Be Sold     Beneficially
                                               Owned Prior         In The        Owned After
          Selling Stockholder                To The Offering     Offering (1)  The Offering (2)
          -------------------                ---------------    ------------  ----------------

========================================================================================

Geocapital III, L.P.                              158,177           158,177          *

Paul Reilly                                       105,927           105,927          *

Platinum Venture Partners I, L.P.                  85,222            85,222          *

Kenneth A. Steel                                   73,747            73,747          *

Presidents Forum/D-Vision L.L.C.                   48,112            48,112          *

Robert F. Steel                                    31,726            31,726          *

Bruce A. Rady                                      17,856            17,856          *

Sunbeam Ventures Ltd.                              14,579            14,579          *

     Michael J. Radi, Trustee for                   4,604             4,604          *
     Michael J. Radi Revocable Living
     Trust under Trust dated 2/12/91

Harvey L. Poppel                                    4,572             4,572          *

Todd Belfer                                         2,430             2,430          *

Bernard Ludwig                                      2,430             2,430          *

Bradley Shaw                                        2,430             2,430          *

Richard J. Radi                                     1,973             1,973          *

Michael Brown                                       1,215             1,215          *
                                                                    _______

        TOTAL                                                       555,000

---------------------
*See Footnote 2 below
(1) Assumes that all of the Shares owned by each Selling Stockholder and offered under this Prospectus are sold during the distribution period.
(2) Because the Selling Stockholders or their transferees, distributees, pledgees, donees or other successors in interest may sell all or any part of their shares pursuant to this Prospectus, no estimate can be given as to the number of Shares that will be held by each Selling
     Stockholder upon termination of this offering. However, prior to the offering each Selling Stockholder held less than one percent (1%) of Discreet's outstanding Common Shares, based on the number of Common Shares outstanding as of September 1, 1997.


                             PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Stockholders acting as principals for their own account. The Company is responsible for the expenses incurred in connection with the registration of the Shares. The Company will receive none of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares. In addition, Discreet has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act, and, in the event that any offering is made by the Selling Stockholders through underwriters, to agree to indemnify such underwriters for such liabilities.

     The distribution of the Shares by the Selling Stockholders is not currently subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by their pledgees, donees, transferees, or other successors in interest from time to time. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Such sales may be effected in the over-the-counter market, on the National Association of Securities Dealers Automated Quotation System, on the Nasdaq National Market, or on any exchange on which the Shares may then be listed. The Shares may be sold by one or more of the following: (a) one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the Shares held by the Selling Stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) in negotiated transactions; and (e) through other means. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or the participating brokers or dealers and the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any commissions received by such broker-dealers may be deemed to be underwriting compensation.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares offered hereby may not simultaneously engage in market making activities with respect to the Shares for a period of time prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of the Shares by the Selling Stockholder.

     Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Stockholders are not restricted as to the price or prices at which they may sell their Shares. Sales of such Shares at less than the market prices may depress the market price of the Company's Common Stock. During the effective time of this Prospectus, the Selling Stockholders have agreed to restrictions on resale during (i) the period beginning with the Company's initial determination to conduct a primary, secondary or combined primary and secondary public offering pursuant to which the Selling Stockholders have a right to be included until no more than one hundred eighty (180) days from the effective date of the registration statement relating to such public offering (subject to any extension for any period of time that the sale of Shares pursuant to the registration statement may be suspended by the Company); (ii) the period beginning with notice from the Company that it is about to make a normal course disclosure containing material information until five (5) business days thereafter, more or less; (iii) the period beginning with notice from the Company that it is engaged in a material activity that would be adversely affected by the continued distribution of Shares by the Selling Stockholders until the earlier of ninety (90) days after such notice or the termination of such material activity. The Selling Stockholders are not restricted as to the number of Shares which may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time.

     The Company will use its best efforts to keep this registration statement effective until the earlier of the sale of the Shares pursuant to the registration statement or ninety (90) days after the effective date of the registration statement (subject to any extension for any period of time that sales of Shares pursuant to the registration statement may be suspended by the Company).

     Boston EquiServe, 150 Royall Street, Canton, Massachusetts 02021, is the transfer agent for the Company's Common Shares.

                                 LEGAL MATTERS

     Certain legal matters with respect to the issuance of the Shares are being passed upon for the Company by Stikeman, Elliott, 1155 Rene-Levesque Boulevard West, Montreal, Quebec, Canada, H3B 3V2.

                                    EXPERTS

     The financial statements and schedules as of July 31, 1996 and 1995 and for the three year period ended July 31, 1996 incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen & Cie, independent chartered accountants, as indicated in their report dated September 13, 1996 with respect thereto, and are included herein in reliance upon the authority of said Firm as experts in giving said report.

================================================================================

No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, any securities other than the registered securities to which it relates, or an offer to or solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             _____________________

                               TABLE OF CONTENTS



                                                                       Page
                                                                       ----
Available Information.................................................   2
Information Incorporated by Reference.................................   2
Trademarks............................................................   3
The Company...........................................................   3
Recent Developments...................................................   4
Risk Factors..........................................................   8
Use of Proceeds.......................................................  14
Selling Stockholders..................................................  15
Plan of Distribution..................................................  16
Legal Matters.........................................................  17
Experts...............................................................  17

================================================================================

================================================================================

                                555,000 Shares




                              DISCREET LOGIC INC.




                                 Common Shares









                             ____________________

                                  PROSPECTUS

                             ____________________






                                        , 1997




================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     Estimated expenses payable in connection with the sale of the Common Shares offered hereby are as follows:

     Registration fee...........................    $ 4,004.40
     NASDAQ/NMS Additional Listing Fee..........    $11,100.00
     Legal fees and expenses....................    $20,000.00
     Accounting fees and expenses...............    $ 5,000.00

         Total..................................    $40,104.40


      ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Company is subject to the Quebec Companies Act (the "QCA"). Section
123.87 of the QCA provides that a corporation shall assume the defense of any officer, director, employee or agent of the corporation in any proceeding brought against such person in connection with any act done by such person in the exercise of his or her duties for the corporation, and shall pay damages, if any, resulting from such act, unless such person has committed a grievous offense or a personal offense separable from the exercise of his or her duties; provided, however, that in a penal or criminal proceeding the corporation shall assume the expenses of such person only if he or she had reasonable grounds to believe that his or her conduct was in conformity with law, or if he or she is freed or acquitted.

     The Company's By-laws provide that, except as otherwise provided in the QCA, the Company shall indemnify every officer and director of the Company, and every former officer and director and every person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of his or her being or having been a director or officer of the Company or such body corporate, if he or she acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.


ITEM 16. EXHIBITS.

  2.1 Stock Purchase Agreement, dated as of July 10, 1997, by and among Discreet Logic Inc., D-Vision Systems, Inc. and certain selling stockholders listed therein (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 30, 1997 and incorporated herein by reference).
  2.2 Registration Rights Agreement dated as of July 15, 1997 by and among Discreet Logic Inc. and the stockholders listed on the signature page thereto (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K dated July 30, 1997 and incorporated herein by reference).
  2.3 Escrow Agreement dated as of July 15, 1997 among Discreet Logic Inc., State Street Bank and Trust

         Company as escrow agent and certain holders listed therein (filed as
         Exhibit 2.3 to the Company's Current Report on Form 8-K dated July 30, 1997 and incorporated herein by reference).
  4.1 Articles of Incorporation, as amended (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 (file No. 33-97400) (the "Registration Statement on Form S-8") and incorporated herein by reference).
  4.2 By-laws (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 and incorporated herein by reference).
 *5.1    Opinion of Stikeman, Elliott.
*23.1    Consent of Arthur Andersen & Cie.
*23.3    Consent of Stikeman, Elliott (included in its opinion filed as
         Exhibit 5.1).
*24.1 Power of Attorney (included as part of signature page to this Registration Statement).
_________
* Filed herewith

ITEM 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montreal, Quebec on August 29, 1997.

                                     DISCREET LOGIC INC.


                                     By: /s/ Richard Szalwinski
                                         ----------------------
                                         Richard Szalwinski
                                         Chairman of the Board of Directors,
                                         President and Chief Executive Officer


                                     By: /s/ Thomas Cantwell
                                         -------------------
                                         Thomas Cantwell
                                         Authorized United States Representative

     Each person whose signature appears on this Registration Statement shall not be deemed to have conferred upon the agent for service any authority to exercise the powers enumerated under Rule 478 of the Securities Act of 1933.

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers and directors of Discreet Logic Inc., hereby severally constitute and appoint Richard Szalwinski and Francois Plamondon, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, and generally to do all such things in our names and on our behalf in such capacities to enable Discreet Logic Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                      Title(s)                      Date
---------------------------  -------------------------------     ---------------

/s/ Richard Szalwinski       Chairman of the Board of            August 29, 1997
---------------------------  Directors, President and Chief
Richard Szalwinski           Executive Officer (Principal
                             Executive Officer)



/s/ Francois Plamondon       Senior Vice President, Chief        August 29, 1997
---------------------------  Financial Officer, Treasurer
Francois Plamondon           and Secretary (Principal
                             Financial Officer and
                             Accounting Officer)



/s/ Thomas Cantwell          Director                            August 29, 1997
---------------------------
Thomas Cantwell

/s/ Gary G. Tregaskis        Director                            August 29, 1997
---------------------------
Gary G. Tregaskis


/s/ Brian P. Drummond        Director                            August 29, 1997
---------------------------
Brian P. Drummond


/s/ Perry M. Simon           Director                            August 29, 1997
---------------------------
Perry M. Simon


/s/ Pierre Desjardins        Director                            August 29, 1997
---------------------------
Pierre Desjardins

                                 EXHIBIT INDEX


                                                                                  Page Number in
Exhibit                                                                           sequentially
  No.        Document                                                             numbered copy
  ---        --------                                                             -------------
  2.1        Stock Purchase Agreement, dated as of July 10, 1997, by and among
             Discreet Logic Inc., D-Vision Systems, Inc. and certain selling stockholders listed therein (filed as Exhibit 2.1 to the Company's
             Current Report on Form 8-K dated July 30, 1997 and incorporated herein by reference).

  2.2 Registration Rights Agreement dated as of July 15, 1997 by and among Discreet Logic Inc. and the stockholders listed on the signature page thereto (filed as Exhibit 2.2 to the Company's
             Current Report on Form 8-K dated July 30, 1997 and incorporated herein by reference).

  2.3        Escrow Agreement dated as of July 15, 1997 among Discreet Logic
             Inc., State Street Bank and Trust Company as escrow agent and certain holders listed therein (filed as Exhibit 2.4 to the Company's Current Report on Form 8-K dated July 30, 1997 and incorporated herein by reference).

  4.1 Articles of Incorporation, as amended (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 (file No. 33-97400)
             (the "Registration Statement on Form S-8") and incorporated herein by reference).

  4.2        By-laws (filed as Exhibit 4.3 to the Company's Registration
             Statement on Form S-8 and incorporated herein by reference).

 *5.1        Opinion of Stikeman, Elliott.

*23.1        Consent of Arthur Andersen & Cie.

*23.3 Consent of Stikeman, Elliott (included in its opinion filed as Exhibit 5.1).

*24.1 Power of Attorney (included as part of signature page to this Registration Statement).

      _________
      * Filed herewith